

October 18, 2014

Via E-mail
David J. Schulte
President and Chief Executive Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Suite 3350
Kansas City, Missouri 64106

   Re: CorEnergy Infrastructure Trust, Inc.
     Registration Statement on Form S-3
     Filed September 24, 2014
     File No. 333-198921

Dear Mr. Schulte:

   We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you have not filed the statement of eligibility of the trustee. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type "305B2." In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Steven F. Carman, Esq.
Husch Blackwell LLP